UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K/A

(Amendment No. 1)

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): June 27, 2024

INFINERA CORPORATION

(Exact Name of Registrant as Specified in Charter)

Delaware	001-33486	77-0560433
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

6373 San Ignacio Avenue

San Jose, California 95119

(Address of principal executive offices)

(408) 572-5200

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.001 per share	INFN	The Nasdaq Global Select Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

☐ Emerging growth company

☐ If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.

EXPLANATORY NOTE

This Current Report on Form 8-K (“Form 8-K”) is being amended solely to file a corrected version of the stock exchange release announcing the Infinera Corporation’s entry into an Agreement and Plan of Merger (the “Merger Agreement”) with Nokia Corporation and Neptune of America Corporation. All other information in the Form 8-K remains unchanged.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

2.1	Agreement and Plan of Merger, dated June 27, 2024, among Nokia Corporation, Neptune of America Corporation and Infinera Corporation, incorporated by reference to Exhibit 2.1 of the Registrant’s Current Report on Form 8-K (No. 001-33486), filed with the SEC on June 28, 2024*

10.1	Voting Agreement, dated June 27, 2024, by and between Nokia Corporation and Oaktree Holdings, L.P., incorporated by reference to Exhibit 10.1 of the Registrant’s Current Report on Form 8-K (No. 001-33486), filed with the SEC on June 28, 2024*

10.2	Third Amendment to Loan, Guaranty and Security Agreement, dated as of June 27, 2024, among Infinera Corporation, the other obligors party thereto, the lenders party thereto, and Bank of America, N.A., as Administrative Agent, incorporated by reference to Exhibit 10.2 of the Registrant’s Current Report on Form 8-K (No. 001-33486), filed with the SEC on June 28, 2024

99.1	Stock Exchange Release

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*

Schedules and exhibits omitted pursuant to Item 601(a)(5) of Regulation S-K. Infinera will furnish supplementally a copy of any omitted schedule or exhibit to the Securities and Exchange Commission upon request. Infinera may request confidential treatment pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended, for any schedules or exhibits so furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

INFINERA CORPORATION

Date: June 28, 2024	By:	/s/ Nancy Erba
	Name:	Nancy Erba
	Title:	Chief Financial and Accounting Officer

Exhibit 99.1

Nokia Corporation

Inside Information

28 June 2024 at 22:00 EEST

Correction: Inside Information: Nokia to acquire Infinera to increase scale in Optical Networks and accelerate product roadmap

Nokia Corporation corrects its stock exchange release published on 27 June 2024, which concerned the acquisition of Infinera. The original stock exchange release lacked a description of Infinera’s historical financial performance and financial position. The corrected stock exchange release, which adds a description of Infinera’s historical financial performance and financial position in the ‘About Infinera’ section, is included below in its entirety.

****

Inside Information: Nokia to acquire Infinera to increase scale in Optical Networks and accelerate product roadmap

•	Creates a highly scaled and truly global optical business with increased in-house technology capabilities and vertical integration.

•	Strengthens Nokia’s optical position, specifically in North America.

•	Accelerates Nokia’s customer diversification strategy, expanding webscale presence.

•	Targeted net comparable operating profit synergies of EUR 200 million by 2027*.

•	Expected to be accretive to Nokia’s comparable operating profit and EPS in year 1 and to deliver over 10% comparable EPS accretion in 2027*.

•	Offer split at least 70% cash and up to 30% stock; Infinera shareholders can elect cash, Nokia stock or a combination.

•	Nokia to increase share buyback to offset dilution; deal financed from Nokia’s cash on hand.

Espoo, Finland and San Jose, California, USA – Nokia (NYSE: NOK) and Infinera (NASDAQ: INFN), a global supplier of innovative open optical networking solutions and advanced optical semiconductors, today announced a definitive agreement under which Nokia will acquire Infinera in a transaction valuing the company at $6.65 per share or an enterprise value of US$ 2.3 billion. The transaction represents a premium of 28% to Infinera’s share price at the close of 26 June 2024 and a 37% premium to the trailing 180-day volume weighted average price (VWAP). At least 70% of the consideration will be paid in cash and Infinera’s shareholders can elect to receive up to 30% of the aggregate consideration in the form of Nokia ADSs. Nokia’s Board of Directors has committed to increase and accelerate Nokia’s share buyback program to offset the dilution from the deal.

Nokia and Infinera see a significant opportunity in merging to improve scale and profitability, enabling the combined business to accelerate the development of new products and solutions to benefit customers. The transaction aligns strongly with Nokia’s strategy, as it is expected to strengthen the company’s technology leadership in optical and increase exposure to webscale customers, the fastest growing segment of the market.

Nokia believes the transaction has compelling financial and strategic merit. The combination with Infinera is projected to accelerate Nokia’s journey to a double-digit operating margin in its Optical Networks business. Nokia targets to achieve EUR 200 million of net comparable operating profit synergies by 2027*. This transaction along with the recently announced sale of Submarine Networks will create a reshaped Network Infrastructure built on three strong pillars of Fixed Networks, IP Networks and Optical Networks. Nokia targets mid-single digit organic growth for the overall Network Infrastructure business and to improve its operating margin to mid-to-high teens level.

The transaction is expected to be accretive to Nokia’s comparable EPS in the first year post close and to deliver over 10% comparable EPS accretion by 2027*, with a return on invested capital (RoIC) comfortably above Nokia’s weighted average cost of capital (WACC).

Pekka Lundmark, President and CEO of Nokia, said: “In 2021 we increased our organic investment in Optical Networks with a view to improving our competitiveness. That decision has paid off and has delivered improved customer recognition, strong sales growth and increased profitability. We believe now is the right time to take a compelling inorganic step to further expand Nokia’s scale in optical networks. The combined businesses have a strong strategic fit given their highly complementary customer, geographic and technology profiles. With the opportunity to deliver over 10% comparable EPS accretion, we believe this will create significant value for shareholders.”

Federico Guillén, President of Network Infrastructure at Nokia, said: “Today, Network Infrastructure offers a unique portfolio across the fixed access, optical and IP networks domains built on leading technology innovation and a strong customer focus. This acquisition will further strengthen the optical pillar of our business, expand our growth opportunities across all our target customer segments and improve our operating margin. I am extremely pleased that we are bringing together these two talented and dedicated teams. Separately, we have long respected each other as competitors. Together, we find the logic of combination irresistible.”

David Heard, CEO of Infinera, said: “We are really excited about the value this combination will bring to our global customers. We believe Nokia is an excellent partner and together we will have greater scale and deeper resources to set the pace of innovation and address rapidly changing customer needs at a time when optics are more important than ever – across telecom networks, inter-data center applications, and now inside the data center. This combination will further leverage our vertically integrated optical semiconductor technologies. Furthermore, our stakeholders will have the opportunity to participate in the upside of a global leader in optical networking solutions.”

Compelling strategic benefits for Nokia, Infinera and customers

•

Improving global scale and product roadmap: The combination will increase the scale of Nokia’s Optical Networks business by 75%, enabling it to accelerate its product roadmap timeline and breadth; providing better products for customers and creating a business that can sustainably challenge the competition.

•

The combined business will have significant in-house capabilities, including an expanded digital signal processor (DSP) development team, expertise across silicon photonics and indium phosphide-based semiconductor material sciences, and deeper competency in photonic integrated circuit (PIC) technology. The result will be a strong innovative player with a deep and diverse pool of optical networking talent and expertise.

•

Gaining scale in North America optical market: The two companies have limited customer overlap, putting the combined business in a strong position in all regions (excluding China). Infinera has built a solid presence in the North America optical market, representing ~60% of its sales, which will improve Nokia’s optical scale in the region and complement Nokia’s strong positions in APAC, EMEA and Latin America.

•	Building on Nokia’s commitment to investment in US-based manufacturing and advanced testing and packaging capabilities.

•

Accelerating Nokia’s expansion into enterprise and particularly webscale: The combination of these two businesses is also expected to accelerate Nokia’s strategic goal of diversifying its customer base and growing in enterprise. Internet content providers (ICP or webscale as Nokia typically calls this segment) make up over 30% of Infinera’s sales. With recent wins in line systems and pluggables, Infinera is well established in this fast-growing market. Infinera has also recently been developing high-speed and low-power optical components for use in intra-data center (ICE-D) applications and which are particularly suited to AI workloads which can become a very attractive long-term growth opportunity. Overall, the acquisition offers an opportunity for a step change in Nokia’s penetration into webscale customers.

•

Net comparable operating profit synergies of EUR 200 million: The combination is expected to deliver EUR 200 million of net comparable operating profit synergies by 2027*. Approximately one third of the synergies are expected to come from cost of sales due to supply chain efficiencies and the remainder from operating expenses due to portfolio optimization and integration along with reduced product engineering costs and standalone entity costs. Nokia expects one-time integration costs of approximately EUR 200 million related to the transaction.

•

Creating value for shareholders: The transaction is expected to be accretive to Nokia’s comparable operating profit and EPS in year 1 and to deliver more than 10% comparable EPS accretion in 2027*. Nokia also expects the deal to deliver a return on invested capital (RoIC) comfortably above Nokia’s weighted average cost of capital (WACC). In addition, Infinera’s investors will have the opportunity to participate in the exciting upside of investing in a global leader in optical networking solutions.

Transaction details

Under the terms of the definitive agreement, Nokia is acquiring Infinera for $6.65 per share, which equates to an enterprise value of $2.3 billion. For each Infinera share, Infinera shareholders will be able to elect to receive either: 1) $6.65 cash, 2) 1.7896 Nokia shares, or 3) a combination of $4.66 in cash and 0.5355 Nokia shares for each Infinera share. All Nokia shares will be issued in the form of American Depositary Shares. The definitive agreement includes a proration mechanism so that the Nokia shares issued in the transaction do not exceed an amount equal to approximately 30% of the aggregate consideration that may be paid to Infinera shareholders.

In conjunction with this transaction, Nokia’s Board of Directors has committed to increasing and accelerating Nokia’s on-going share buyback program to mitigate any dilution from the equity component of the acquisition. This will be in addition to Nokia’s on-going EUR 600 million buyback program.

At or around the time of closing of the transaction Nokia will repurchase Infinera’s outstanding convertible notes for an estimated total value of approximately US$760 million including estimated change of control costs which is already considered in the previously mentioned US$2.3 billion enterprise value.

The acquisition has been unanimously approved by the board of directors of both Nokia and Infinera. It is targeted to close during the first half of 2025, subject to approval by Infinera’s shareholders, regulatory approvals including antitrust, CFIUS and other foreign direct investment approvals and other customary closing conditions.

Oaktree Optical Holdings, L.P., which owned approximately 11% of Infinera common stock as of 27 June 2024, has agreed to vote their shares in favor of the transaction.

*References to the 2027 timeline for net operating profit synergies and EPS accretion are based on the transaction closing during the first half of 2025. Any delay to the closing of the transaction could impact the timing of realizing the targeted synergies.

Advisors

PJT Partners served as financial advisor to Nokia. Skadden, Arps, Slate, Meagher & Flom LLP and Roschier, Attorneys Ltd served as legal advisors.

Centerview Partners LLC is acting as exclusive financial advisor to Infinera. Wilson Sonsini Goodrich & Rosati, Professional Corporation served as legal advisor.

Conference call details

Nokia will host a conference call on Friday 28 June at 09:00 am Helsinki / 07:00 am UK Time (11:00 pm Pacific Time on 27 June) to discuss the transaction.

The event will be webcast and attendees only wishing to listen to the call are encouraged to join this way where they will be able to listen to the call and view the accompanying slides. The presentation slides will also be available to download at www.nokia.com/investors.

To join the webcast follow this link: https://edge.media-server.com/mmc/p/7yaea3qj

The call will include a Q&A session and we encourage analysts who wish to ask a question to pre-register for the conference call using the link below. Participants who pre-register will be given a conference passcode and unique PIN to gain immediate access to the call and bypass the operator.

Participants may pre-register at any time, including up to and after the call start time.

To pre-register: https://dpregister.com/sreg/10190379/fcf4b207d2

For those who do not wish to pre-register, please use the following dial-in numbers and ask for the “Nokia Conference Call”:

PARTICIPANT DIAL IN (TOLL FREE):	1-844-282-4574
PARTICIPANT INTERNATIONAL DIAL IN:	1-412-317-5619
UK:	44-20-3795-9972

About Nokia

At Nokia, we create technology that helps the world act together.

As a B2B technology innovation leader, we are pioneering networks that sense, think and act by leveraging our work across mobile, fixed and cloud networks. In addition, we create value with intellectual property and long-term research, led by the award-winning Nokia Bell Labs.

Service providers, enterprises and partners worldwide trust Nokia to deliver secure, reliable and sustainable networks today – and work with us to create the digital services and applications of the future.

Inquiries:

Nokia Communications, Corporate

Phone: +358 10 448 4900

Email: press.services@nokia.com

Maria Vaismaa, Global Head of External Communications

Nokia Investor Relations

Phone: +358 4080 3 4080

Email: investor.relations@nokia.com

About Infinera

Infinera is a global supplier of innovative open optical networking solutions and advanced optical semiconductors that enable carriers, cloud operators, governments, and enterprises to scale network bandwidth, accelerate service innovation, and automate network operations. Infinera solutions deliver industry-leading economics and performance in long-haul, submarine, data center interconnect, and metro transport applications. In 2023 Infinera, which reports based on US-GAAP accounting standards, generated USD 1.61 billion in revenue which grew 3% compared to the USD 1.57 billion in 2022. In 2023 the company reported a US-GAAP loss from operations of USD 5 million compared to a loss of USD 60 million in 2022. Infinera reported a -0.3% US-GAAP operating margin in 2023 which improved 3.5 percentage points from the -3.8% reported in 2022. As of 30 December 2023 Infinera’s balance sheet had cash and cash equivalents of USD 173 million and debt of USD 684 million. To learn more about Infinera including the company’s historic financial performance, visit www.infinera.com, follow us on X and LinkedIn, and subscribe for updates.

Additional Information and Where to Find It; Participants in the Solicitation

Infinera Corporation (“Infinera”), the members of Infinera’s board of directors and certain of Infinera’s executive officers are participants in the solicitation of proxies from stockholders in connection with the pending acquisition of Infinera (the “Transaction”). In connection with the Transaction, Nokia Corporation (“Nokia”) intends to file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 that will include a proxy statement of Infinera and that also will constitute a prospectus of Nokia with respect to shares of Nokia’s ordinary shares to be issued in the Transaction, which will be represented by American depositary shares (such registration statement, the “Proxy Statement/Prospectus”).

Christine Bucklin, Greg Dougherty, David Heard, Sharon Holt, Roop Lakkaraju, Paul Milbury, Amy Rice, George Riedel and David Welch, all of whom are members of Infinera’s board of directors, and Nancy Erba, Infinera’s chief financial officer, are participants in Infinera’s solicitation. Information regarding such participants, including their direct or indirect interests, by security holdings or otherwise, will be included in the Proxy Statement/Prospectus and other relevant documents to be filed with the SEC in connection with the Transaction. Additional information about such participants is available under the captions “Our Board of Directors,” “Our Pay” and “Our Stockholders—Security Ownership of Certain Beneficial Owners and Management” in Infinera’s definitive proxy statement in connection with its 2024 Annual Meeting of Stockholders (the “2024 Proxy Statement”), which was filed with the SEC on May 17, 2024 (which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/1138639/000113863924000128/infn-20240517.htm), as amended on June 4, 2024 (available at https://www.sec.gov/Archives/edgar/data/1138639/000113863924000162/infn2024proxystatementdef1.htm). To the extent that holdings of Infinera’s securities have changed since the amounts printed in the 2024 Proxy Statement, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC (which are available at https://www.sec.gov/cgi-bin/own-disp?action=getissuer&CIK=0001138639). Information regarding Infinera’s transactions with related persons is set forth in the 2024 Proxy Statement under the caption “Certain Relationships and Related Party Transactions.” Certain illustrative information regarding the payments to that may be owed, and the circumstances in which they may be owed, by Infinera to its named executive officers in a change of control of Infinera is set forth in the 2024 Proxy Statement under the caption “Estimated Payments and Benefits Upon Termination, Change of Control or Death/Disability.”

Promptly after the Proxy Statement/Prospectus is declared effective by the SEC, Infinera will mail the Proxy Statement/Prospectus and a WHITE proxy card to each stockholder entitled to vote at the special meeting to consider the Transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, SECURITY HOLDERS OF INFINERA AND NOKIA ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS THAT INFINERA OR NOKIA WILL FILE WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT INFINERA, NOKIA AND THE TRANSACTION.

Stockholders may obtain free of charge, when filed, the Proxy Statement/Prospectus, any amendments or supplements thereto, and any other relevant documents filed by Infinera or Nokia with the SEC in connection with the Transaction at the SEC’s website (http://www.sec.gov). Copies of the Proxy Statement/Prospectus, any amendments or supplements thereto, and any other relevant documents filed by Infinera with the SEC in connection with the Transaction will also be available, free of charge, at Infinera’s investor relations website (https://investors.infinera.com/), or by emailing Infinera’s investor relations department (apassi@infinera.com). Copies of the Proxy Statement/Prospectus, any amendments or supplements thereto, and any other relevant documents filed by Nokia with the SEC in connection with the Transaction will also be available, free of charge, at Nokia’s investor relations website (https://www.nokia.com/about-us/investors/), or by emailing Nokia’s investor relations department (investor.relations@nokia.com).

No Offer or Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Transaction and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, and there will not be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933.

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained in this communication may be characterized as forward-looking under the Private Securities Litigation Reform Act of 1995. These statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially.

Statements in this communication that are forward-looking may include statements regarding: (1) the transaction between Nokia and Infinera (the “Transaction”); (2) the expected timing of the closing of the Transaction; (3) considerations taken into account in approving and entering into the Transaction; (4) the anticipated benefits to, or impact of, the Transaction on Nokia’s and Infinera’s businesses; and (5) expectations for Nokia and Infinera following the closing of the Transaction. There can be no assurance that the Transaction will be consummated.

Risks and uncertainties that could cause actual results to differ materially from those indicated in the forward-looking statements, in addition to those identified above, include: (1) the possibility that the conditions to the closing of the Transaction are not satisfied, including the risk that required approvals from Infinera’s stockholders for the Transaction or required regulatory approvals to consummate the Transaction are not obtained, on a timely basis or at all; (2) the occurrence of any event, change or other circumstance that could give rise to a right to terminate the Transaction; (3) possible disruption related to the Transaction to the current plans, operations and business relationships of Nokia and Infinera, including through the loss of customers and employees; (4) the amount of the costs, fees, expenses and other charges incurred by Nokia and Infinera related to the Transaction; (5) the possibility that the stock prices of Nokia or Infinera could fluctuate during the pendency of the Transaction and may decline if the Transaction is not completed; (6) for both Nokia and Infinera, the possible diversion of management’s time and attention from ongoing business operations and opportunities; (7) the response of competitors and other market participants to the Transaction; (8) potential litigation relating to the Transaction; (9) uncertainty as to the timing of completion of the Transaction and the ability of each party to consummate the Transaction; and (10) the other risks and uncertainties detailed in the periodic reports that Nokia and Infinera file with the SEC. All forward-looking statements in this communication are based on information available to Nokia and Infinera as of the date of this communication, and, except as required by law, neither Nokia nor Infinera assumes any obligation to update the forward-looking statements provided to reflect events that occur or circumstances that exist after the date on which they were made.